UNITED STATES
      SECURITIES AND EXCHANGE COMMISSI0N
            Washington, D.C. 20549

                SCHEDULE 13D

   Under the Securities Exchange Act of 1934

        Northwestern Steel and Wire Company
    __________________________________________
                 (Name of Issuer)

      Common Stock, par value $.01 per share
    ___________________________________________
           (Title of Class of Securities)

                     668367204
    ___________________________________________
                  (CUSIP Number)

               Frank E. Williams, Jr.
                2789-B Hartland Road
            Falls Church, Virginia 22043
                   (703) 641-4612
    ____________________________________________
   (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and
                   Communications)

                    November 6, 2001
    ____________________________________________
          (Date of Event which Requires
             Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 668367204



1   NAME OF REPORTING PERSON  Frank E. Williams, Jr.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ###-##-####
-------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)(a) | | (b) |_|

-------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------
                      7      SOLE VOTING POWER
                                8,847,000
                      ----------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY      ----------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                     8,847,000
     REPORTING        -----------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                     0
 --------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                                 8,847,000

 --------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES  (See Instructions) |_|

 --------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 36.13%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
                                 IN



Item 1.   Security and Issuer.

    This Statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Northwestern Steel and Wire Company, which has executive offices at 121 Wallace Street, Sterling, Illinois 61081.



Item 2.  Identity and Background

INFORMATION ABOUT THE REPORTING PERSON FOLLOWS:

A. NAME.  Frank E. Williams, Jr.
B. BUSINESS ADDRESS.  2789 B Hartland Road, Falls Church, VA 22043
C. PRESENT PRINCIPAL OCCUPATION   Chairman of the Board of
   Williams Enterprises of Georgia, whose principal business is steel construction and whose address is 1285 Hawthorne Ave., P.O.
   Box 756, Smyrna, GA 30081.
D. During the last five years, he has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
E. During the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. He is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration

The funds used in acquiring the common stock were provided from Mr. Williams private funds.


Item 4.  Purpose of Transaction.

Mr. Williams intends to seek representation on the Board of Directors for the purpose of exploring possible alternatives to complete liquidation of the Company in order that present security holders might obtain some enhancement of the value of those securities. It is likely that such representation will entail the resignation of one or more of the present members of the Board representing the KNSW Acquisition Company, L.P. ("KNSW"), and replacing those persons with Mr. Williams and other persons selected by Mr. Williams. See the response to Item 5 below.

Mr. Williams does not plan to acquire additional securities or dispose of securities presently owned.


Item 5.  Interest in Securities of the Issuer

See the Cover Page for information concerning the number and percentage of the outstanding shares beneficially owned by Mr.
Williams.

Mr. Williams acquired 8,687,000 of the shares which he beneficially owns from KNSW on or about November 6, 2001 for an aggregate price of $1.00. The transaction was effected though discussions between Mr. Williams and representative of KNSW and evidenced by letter agreement of October 31, 2001, accepted on November 11, 2001.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, understandings or relationships with respect to securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits.

Letter Agreement with KNSW for sale of common shares.


                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 2001
                           /s/ Frank E. Williams, Jr.
                          ---------------------------
                             Frank E. Williams, Jr.


Exhibit 1

Letter Agreement with KNSW for sale of common shares:


                  Frank E. Williams, Jr.
                   2789 B Hartland Road
                  Falls Church, VA  22043
                      (703) 641-4612
                      (703) 641-9082 fax
October 31, 2001


KNSW Acquisition Company, LP
111 Radio Circle
Mt. Kisco, NY  10549

Attn: Chris Lacovara

Gentlemen:

Please consider this letter my formal offer to purchase all of your common stock holdings in Northwestern Steel and Wire Company for the total sum of $1 (one US dollar). This offer is in accordance with our previous discussions.

I would like to conclude this transaction as soon as possible so that I can move forward in my efforts to reorganize the company. Currently, I am investigating restarting some specific operations and will have a team in Sterling next week to work on a business plan.

Please acknowledge your acceptance of this offer by providing the proper signature in the space below and returning a copy for my records.

Sincerely,

/s/Frank E. Williams, Jr.
Frank E. Williams, Jr.

Accepted by:
KNSW Acquistions Co., L.P.
Kohlberg Associates, L.P.

By:
Kohlberg & Kohlberg, L.L.C.

/s/CHRISTOPHER LACOVARA
By:CHRISTOPHER LACOVARA
      VICE PRESIDENT
Date: 11/06/01